UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

The Providence Service Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware	86-0845127
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

5524 East Fourth Street, Tucson, Arizona	85711
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.    ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.    ☐

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Preferred Stock Purchase Rights	The Nasdaq Global Select Market

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

On December 9, 2008, the Board of Directors (the “Board”) of The Providence Service Corporation (the “Company”) declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.001 per share (the “Common Shares”), of the Company. The dividend is payable on December 22, 2008 (the “Record Date”) to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Shares”), of the Company at a price of $15.00 per one one-hundredth of a Preferred Share (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in the Preferred Stock Rights Agreement (the “Rights Agreement”) between the Company and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agent”), which provides for a stockholder rights plan (the “Stockholder Rights Plan”).

Distribution Date; Exercisability

Initially, the Rights will be attached to all Common Share certificates and no separate Rights certificates will be issued. Separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the earlier to occur of (i) the tenth day following the public announcement that a person or group of affiliated or associated persons other than certain exempted and grandfathered persons (an “Acquiring Person”) has acquired beneficial ownership of 20% or more of the outstanding Common Shares other than pursuant to a Qualified Offer (as defined below), or (ii) the tenth business day (or such later day as the Board may determine prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding Common Shares other than pursuant to a Qualified Offer (the earlier of such dates being the “Distribution Date”). The Rights Agreement provides that an “Acquiring Person” does not include the Company, any subsidiary of the Company, any employee benefit plan of the Company or an subsidiary of the Company, or any entity organized to hold Common Shares pursuant to any employee benefit plan of the Company or for the purpose of funding any such plan. The Rights Agreement also provides that any person that would otherwise be deemed an “Acquiring Person” upon the adoption of the Rights Agreement shall be “grandfathered” but only for so long as neither it nor any of its affiliates or associates acquire beneficial ownership of any additional Common Shares after the adoption of the Rights Agreement.

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be transferred with and only with the Common Shares, (ii) new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

The Rights are not exercisable until the Distribution Date. The Rights will expire on December 9, 2011 (the “Expiration Date”), unless the Expiration Date is amended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

Qualified Offer

The Rights will not become exercisable in connection with a qualified offer (a “Qualified Offer”). A Qualified Offer is an offer determined by the Board to be a fully financed offer for any or all outstanding Common Shares made by an Offerer who owns no more than 10% of the outstanding Common Shares at a per share offer price greater than the higher of (i) the highest reported market price for the Common Shares in the immediately preceding 24 months, and (ii) an amount at least 25% higher than the then current market price of the Common Shares, that the Board, upon the advice of a nationally recognized investment banking firm, does not deem to be either unfair or inadequate. A Qualified Offer is conditioned upon a minimum of at least two-thirds of the outstanding Common Shares being tendered and not withdrawn with a commitment to acquire all Common Shares not tendered for the same consideration. If the Qualified Offer includes common stock of the offeror, it must be freely tradeable common stock of a publicly traded company and the Board and its representatives must be given access to conduct a due diligence review of the offeror to determine whether the consideration is fair and adequate. A Qualified Offer must also remain open for 120 business days following commencement. If a Qualified Offer has been made, the record holders of 10% of the outstanding Common Shares may direct the Board to call a special meeting of stockholders to consider a resolution authorizing a redemption of all Rights. If at the special meeting the holders of a majority of the Common Shares outstanding vote in favor of the redemption of the Rights, then the Board will redeem the Rights and take such other action as may be necessary to prevent the Rights from interfering with the consummation of the Qualified Offer.

Flip-In

If a person or group (with certain limited exceptions) becomes an Acquiring Person at any time after the date of the Rights Agreement, each holder of a Right will thereafter have the right to receive, upon exercise, Common Shares (or, in certain circumstances, Preferred Shares or other similar securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the existence of an Acquiring Person, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

For example, at an exercise price of $15.00 per Right, each Right not owned by an Acquiring Person following an event set forth in the preceding paragraph would entitle its holder to purchase $30.00 worth of Common Shares (or other consideration, as noted above). Assuming a value of $7.50 per Common Share at such time, the holder of each valid Right would be entitled to purchase four Common Shares for $15.00.

Flip-Over

In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the acquiring company, which at the time of such transaction will have a market value of two times the exercise price of the Right.

Exchange

At any time after a person becomes an Acquiring Person other than pursuant to a Qualified Offer, (and until such Acquiring Person has acquired beneficial ownership of 75% or more of the Common Shares), the Board may cause the exchange of the Rights (other than Rights owned by the Acquiring Person, which would have become void), in whole or in part, for Common Shares at an exchange ratio of one Common Share for each Right (or, if insufficient shares are available, the Company may issue preferred stock, cash, debt or equity securities, property or a combination thereof in exchange for the Rights).

Redemption

At any time prior to the earlier of the close of business on the 10th day following the Distribution Date, subject to extension by the Board of Directors for a period of time up to, but not exceeding, 10 additional days, or December 9, 2011, the Board may redeem the Rights, in whole but not in part, at a price of $0.01 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors, in its sole discretion, may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Amendment

The Rights Agreement can be amended or supplemented by the Board at any time without the approval of the holders of any Rights, so long as the Rights continue to be redeemable. Thereafter the Rights Agreement may be amended only in a manner that does not adversely affect the holders of the Rights (excluding any Acquiring Person or its affiliates and associates). Business combinations approved by the Board generally involve the redemption of the Rights or an amendment of the Rights Agreement to make them inapplicable to the particular acquisition.

Adjustment

The number of outstanding Rights and the number of one one-hundredths of a Preferred Share to be issued upon exercise of each Right are subject to adjustment under certain circumstances.

Preferred Stock

Because of the nature of the Preferred Shares’ dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

Rights of Holders

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Tax Consequences

Although the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that Rights become exercisable for Common Shares (or other consideration) or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

Certain Anti-Takeover Effects

The Rights will not prevent a takeover of the Company. However, the Rights may cause substantial dilution to a person or group that acquires 20% or more of the outstanding Common Shares. The Rights however, should not interfere with any merger or other business combination approved by the Board.

Stockholder Ratification

While the Rights Agreement is effective immediately, the Company intends to seek ratification of the Rights Agreement from its stockholders within the next twelve months.

Further Information

A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to the Company’s Current Report on Form 8-K filed on December 10, 2008. A copy of the Rights Agreement is also available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

ITEM 2.	EXHIBITS.

The documents listed below are filed as exhibits to this Registration Statement:

Exhibit No.	Description
1	Preferred Stock Rights Agreement, dated as of December 9, 2008, by and between The Providence Service Corporation and Computershare Trust Company, N.A., as Rights Agent, which includes the Form of Certificate of Designations of Series A Junior Participating Preferred Stock as Exhibit A, the Form of Rights Certificate as Exhibit B, and the Summary of Rights as Exhibit C (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on December 10, 2008).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

THE PROVIDENCE SERVICE CORPORATION

Dated: December 10, 2008	By:	/s/ Michael N. Deitch
	Name:	Michael N. Deitch
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
1	Preferred Stock Rights Agreement, dated as of December 9, 2008, by and between The Providence Service Corporation and Computershare Trust Company, N.A., as Rights Agent, which includes the Form of Certificate of Designations of Series A Junior Participating Preferred Stock as Exhibit A, the Form of Rights Certificate as Exhibit B, and the Summary of Rights as Exhibit C (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on December 10, 2008).

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